UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
1-9566

NOTIFICATION OF LATE FILING	CUSIP NUMBER
337 907 109

 (Check One):   [   ] Form 10-K   [   ] Form 20-F   [   ] Form 11-K   [X] Form 10-Q   [   ] Form 10-D   [   ] Form N-SAR   [   ] Form N-CSR

For Period Ended: September 30, 2009

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:  __________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant:
             FirstFed Financial Corp.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):
                                                12555 W. Jefferson Boulevard

City, State and Zip Code
                                                Los Angeles, California 90066

PART II
RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

FirstFed Financial Corp. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 (the “Form 10-Q”) by the prescribed due date without unreasonable effort and expense because the Company’s unaudited quarterly financial statements and the related review process had not been finalized.  This process has required more time than in past quarters due to issues related to the Company’s current regulatory position, which was described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the Commission on March 31, 2009 and the Company’s Quarterly Reports on Form 10-Q for the quarter ended March 31, 2009 filed with the Commission on May 11, 2009, and the quarter ended June 30, 2009 filed with the Commission on August 17, 2009.

The Company will file the Form 10-Q as soon as possible, and currently expects to file the Form 10-Q no later than November 16, 2009, which is the fifth calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

                             Douglas J. Goddard                                                       (310) 302-5600

                    (Name)                                                          (Area Code)  (Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).     [X] Yes   [   ] No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     [X] Yes   [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Like its peers in the financial services industry, the Company has experienced deterioration in the quality of its loan portfolio since late 2007.  This deterioration has primarily resulted from declining real estate values in California, borrowers who have reached their maximum allowable negative amortization recasting to higher payments they are unable to afford and the worsening employment market.  These trends have caused the level of the Company’s non-performing assets to increase significantly over the prior year, although the Company expects to report a decrease in non-performing assets from the second quarter of 2009.  The Company expects to report a net loss for the quarter ended September 30, 2009, consistent with the preliminary results for such period reported in the Company’s Form 8-K filed with the Commission on November 2, 2009.

FirstFed Financial Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 10, 2009	By: /s/	Babette E. Heimbuch
Babette E. Heimbuch
Chief Executive Officer